UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended December 31, 2025
Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.
(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd
10 Bressenden Place,
London, SW1E 5DH,
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

NAVIGATOR HOLDINGS Limited.

REPORT ON FORM 6-K FOR THE THREE MONTHS ENDED DECEMBER 31, 2025

INDEX

PAGE
PART I. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Twelve Months ended December 31, 2025 and Unaudited Condensed Consolidated Financial Statements

Important Information Regarding Forward-Looking Statements	3
Quantitative and Qualitative Disclosures About Market Risk	19
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statements of Operations for the three and twelve months ended December 31, 2025 and 2024	F-1
Unaudited Condensed Consolidated Statements of Comprehensive Income for the three and twelve months ended December 31, 2025 and 2024	F-2
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2025 and December 31, 2024	F-3
Unaudited Condensed Consolidated Statements of Stockholders’ Equity for the three and twelve months ended December 31, 2025 and 2024	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the twelve months ended December 31, 2025 and 2024	F-6
Our Fleet	F-8
Part II. Fourth Quarter 2025 Conference Call Details	29
Signatures	30

The Information under “Part I. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and twelve months ended December 31, 2025 and Unaudited Condensed Consolidated Financial Statements” of this report on Form 6-K is incorporated by reference into the following registration statements of the registrant: Form F-3 (File No. 333-272980) originally filed with the Securities and Exchange Commission on June 28, 2023; and Form S-8 (File No. 333-278593) originally filed with the Securities and Exchange Commission April 10, 2024.

PART I. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Twelve Months ended December 31, 2025 and Unaudited Condensed Consolidated Financial Statements

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains certain forward-looking statements concerning plans and expectations of management for future operations or economic performance, or assumptions related thereto, including without limitation, in relation to our financial forecast, and our investments, such as our newbuild vessels, joint ventures and co-investments, and their respective terms and benefits, and anticipated timing of completion, and commercialization. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report on Form 6-K. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following are some, but not all of the factors that could cause actual results or events to differ materially from anticipated results or events:

•future operating or financial results, including those from our joint ventures;
•potential acquisitions, vessel sales, joint ventures, business strategy and expected capital spending;
•operating expenses, availability of crew, number of offhire days, drydocking requirements and insurance costs;
•fluctuations in currencies and interest rates;
•general market conditions and shipping market trends, including charter rates and factors affecting vessel supply and demand;
•our ability to continue to comply with all our debt covenants;
•our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions, newbuild vessels, and purchases of vessels, and for other corporate activities;
•future capital expenditures needed to preserve our capital base;
•the availability of vessels to purchase, the time it may take to construct new vessels or the useful lives of our vessels;
•our continued ability to enter into short-term or long-term, fixed-rate time charters or voyage charters with our customers;
•our vessels engaging in ship-to-ship transfers of cargoes, which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;
•the severity and duration of any world events and armed conflicts, including in Central or South America and the Russian-Ukraine war, conflicts in the Israel-Gaza region and conflict in the Middle East involving Iran, and associated repercussions to supply and demand for oil and gas and the economy generally, as well as possible effects of trade disruptions;
•the severity and duration of any climate and weather related events;
•our ability to employ and retain suitably experienced commercial and technical staff;
•changes in governmental rules and regulations, including tariffs, taxes, trade restrictions or other actions taken by regulatory authorities;
•the risk inherent in marine transportation, including any incident involving significant loss of product or environmental contamination attributable to any of our vessels;
•our ability to manage obligations, liabilities, or responsibilities, arising from any regulatory environment emission trading or compliance schemes;
•global epidemics or other health crises, including the impact on our business;
•liability from future litigation;
•our share repurchases and the payment of dividends to our shareholders including under any return of capital policy;
•our ability to maintain appropriate internal control over financial reporting and our disclosure controls and procedures;
•failure of a key information technology system or process or exposure to fraud, security breaches or cyber-attacks;
•the impact of cyber crime and changing financial fraud environment;
•the financial performance of the Ethylene Export Terminal and our related Export Terminal Joint Venture;
•our expectations about the receipt of newbuildings, by us and our joint ventures, and the timing of the receipt thereof;
•the financial performance of the Unigas Pool;

•whether the Company Redomiciliation (as defined below) is ultimately completed and the impacts thereof; and
•other factors discussed in our Annual Report on Form 20-F and the other reports and documents we file with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this report on Form 6-K are made only as of the date of this report. New factors that could cause actual results or events to differ materially from anticipated results or events emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results or events to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Fourth Quarter Financial Highlights

•On March 11, 2026, pursuant to the Company's Capital Return Policy, the Board of Directors of Navigator Holdings Limited., (NYSE: NVGS) (“Navigator Holdings”, “Navigator Gas”, “our”, “we”, “us” or the “Company”) declared a cash dividend of $0.07 per share of the Company's common stock for the quarter ended December 31, 2025, payable on March 31, 2026, to all shareholders of record as of the close of business U.S. Eastern Time on March 23, 2026 (the “Dividend”).

•Also as part of the Company's Capital Return Policy for the quarter ended December 31, 2025, the Company expects to repurchase approximately $1.0 million of its common stock between March 13, 2026, and March 31, 2026, subject to operating needs, market conditions, legal requirements, stock price and other circumstances (the “Share Repurchases”), such that the Dividend and Share Repurchases together equal 30% of net income for the quarter ended December 31, 2025.

•On December 16, 2025 the Company paid a dividend of $0.07 per share of the Company’s common stock to all shareholders of record as of the close of business U.S. Eastern Time on November 25, 2025, totaling $4.6 million, and the Company repurchased 303,180 shares of common stock in the open market between November 7, 2025, and December 31, 2025, at an average price of $17.68 per share, totaling $5.4 million all as part of the Company's then Capital Return Policy for the quarter ended September 30, 2025.

•The Company reported total operating revenues of $152.8 million for the three months ended December 31, 2025, compared to $144.0 million for the three months ended December 31, 2024.
•Net income attributable to stockholders of the Company was $18.5 million for the three months ended December 31, 2025, compared to $21.6 million for the three months ended December 31, 2024.
•EBITDA1 was $70.9 million for the three months ended December 31, 2025, compared to $68.0 million for the three months ended December 31, 2024.

•Adjusted EBITDA1 was $73.4 million for the three months ended December 31, 2025, compared to $73.4 million for the three months ended December 31, 2024.

•Basic earnings per share attributable to stockholders of the Company were $0.28 for the three months ended December 31, 2025, compared to $0.31 per share for the three months ended December 31, 2024, with the decrease primarily due to a decrease in net income attributable to stockholders of Navigator Holdings Ltd., offset by a lower number of shares of common stock in issue in the three months ended December 31, 2025, compared to the three months ended December 31, 2024.

•Adjusted basic earnings per share1 attributable to stockholders of the Company were $0.32 per share for the three months ended December 31, 2025, compared to $0.39 per share for the three months ended December 31, 2024, driven primarily by a decrease in net income attributable to stockholders of Navigator Holdings Ltd., and adjusting for the profit on sale of vessel.

•The Company reduced its debt by $33.0 million to $900.2 million during the three months ended December 31, 2025, as the Company made net repayments on loan facilities and revolving credit facilities of $33.0 million. The Company reduced its debt by $93.3 million to $933.2 million during the three months ended September 30, 2025, as the Company made net repayments on loan facilities and revolving credit facilities of $93.3 million.

•At December 31, 2025 the Company's cash, cash equivalents, and restricted cash was $204.9 million, and together with available but undrawn credit facilities of $91.4 million the Company's total liquidity as of December 31, 2025 was $296.3 million, compared to $308.0 million as of September 30, 2025 and $139.8 million as at December 31, 2024.

1 EBITDA and Adjusted EBITDA, Adjusted Net Income Attributable to Stockholders of Navigator Holdings Limited., Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are not measurements prepared in accordance with U.S. GAAP. EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before profit/loss on sale of vessel, realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write off of deferred financing costs and other income. Adjusted Basic Earnings per Share represents basic earnings per share adjusted to exclude profit/loss on sale of vessel, realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write off of deferred financing costs and other income. Adjusted Diluted Earnings per Share represents Adjusted Basic Earnings per Share adjusting the weighted average number of common shares used for calculating Adjusted Basic Earnings per Share for the effects of all potentially dilutive shares. Adjusted Net Income Attributable to Stockholders of Navigator Holdings Limited. represents net income attributable to stockholders of Navigator Holdings Limited. adjusted to exclude profit/loss on sale of vessel, realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write off of deferred financing costs and other income. Management believes that EBITDA, Adjusted EBITDA, Adjusted Net Income Attributable to Stockholders of Navigator Holdings Limited., Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are useful to investors in evaluating the operating performance of the Company. EBITDA, Adjusted EBITDA, Adjusted Net Income Attributable to Stockholders of Navigator Holdings Limited., Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share do not represent and should not be considered alternatives to consolidated net income, earnings per share, cash generated from operations or any other GAAP measure.

Other Highlights and Developments
Fleet Operational Update

The average daily time charter equivalent (“TCE”) rate across the fleet was $30,647 for the three months ended December 31, 2025, compared to $28,341 for the three months ended December 31, 2024, and $30,966 for the three months ended September 30, 2025.

Utilization across the fleet was a normalized 90.0% for the three months ended December 31, 2025, compared to 92.2% for the three months ended December 31, 2024 and 89.3% for the three months ended September 30, 2025.

The Company is closely monitoring the evolving geopolitical situation in the Middle East. As of March 11, 2026, the Company does not have any vessels operating in, or transiting through the area and the Company to date has not experienced any significant operational or financial impact. The Company will continue to monitor the situation and will take appropriate measures to protect the safety of our crew and assets.

U.S. ethylene export markets reached 201,000 metric tons (“mts”) during the fourth quarter of 2025, down from 270,000 mts during the third quarter of 2025, however in line with the quarterly average through 2025 of 204,000 mts. During the fourth quarter of 2025 about 84% of the exported tons had European destinations, with 11% going to Asia and 5% to the Middle East. In December 2025, Navigator Triton loaded the inaugural ethylene export from Energy Transfer's Nederland port.

Total ethane exports from the U.S. finished 2025 strong, with the highest quarterly throughput during the fourth quarter of 2025 of around 3,080,000 mts. This against a quarterly average of around 2,633,000 mts per quarter through 2025, with the second quarter of 2025 being the lowest with 2,192,000 mts exported. The increase during the fourth quarter of 2025 was partly due to additional export capacity coming on stream in August 2025 from the terminal at Beaumont, operated by Enterprise Products Partners.

For the three months ended December 31, 2025, we had an average of 28 vessels engaged under time charters, 20 vessels on spot voyage charters and contracts of affreightment ("COAs"), and 9 vessels operating in the independently managed Unigas Pool. As at December 31, 2025, for the 12-month period commencing January 1, 2026, approximately 37% of our available days are covered by time charter contracts. For the same forward-looking 12-month period, our midsize vessels are exclusively on time charter contracts, about 70% of our fully and semi-refrigerated vessels are on time charter contracts, and about 30% of our of our ethylene-capable vessels are expected to be employed in the spot voyage market.

The handysize 12-month forward-looking market assessment for semi-refrigerated vessels increased from the end of the third quarter of 2025 compared to the end of the fourth quarter of 2025 by $21,000 per calendar month ("pcm") to $956,000 pcm.

The handysize 12-month forward-looking market assessment for fully refrigerated vessels increased from the end of the third quarter of 2025 to the end of the fourth quarter of 2025 by $4,000 pcm to $775,000 pcm.

The handysize 12-month forward-looking market assessment for ethylene-capable vessels reduced from the end of the third quarter of 2025 to the end of the fourth quarter of 2025 by $70,000 pcm to $1,026,000 pcm.

Ethylene Export Terminal

We own a 50% share in an ethylene export marine terminal at Morgan’s Point, Texas (the “Ethylene Export Terminal”) through a joint venture (the "Export Terminal Joint Venture").

The Ethylene Export Terminal throughput for the three months ended December 31, 2025, was 191,707 metric tons, compared to 159,183 metric tons for the three months ended December 31, 2024, and 270,594 metric tons for the three months ended September 30, 2025.

Our share of the results of our equity investment in the Ethylene Export Terminal was a gain of $0.9 million for the three months ended December 31, 2025, compared to a gain of $5.6 million for the three months ended December 31, 2024, and a gain of $3.3 million for the three months ended September 30, 2025.

Steady U.S. ethylene prices were supporting exports to Europe, which reached their highest level in 2025. U.S.–China tariff tensions affected trade in the fourth quarter of 2025, with volumes reverting to Europe whilst Asia-bound shipments slow down. We expect throughput for the first quarter of 2026 to be at or above the levels seen during the fourth quarter of 2025 supported by strong demand from Europe.

Our Ethylene Export Terminal, owned by the Export Terminal Joint Venture, includes an ethylene cryogenic storage tank with a capacity of 30,000 tons, and has the capacity to export approximately 1.55 million tons of ethylene per year and load ethylene-capable gas carriers at rates of 1,000 tons per hour. Since January 2026, two new offtake contracts related to the Ethylene Export Terminal’s available ethylene volumes have been signed by new customers, and we continue to expect that additional capacity will be contracted during 2026. Until further offtake contracts are signed, volumes will be sold and made available on a spot contract basis.

Capital Return Policy

Under the Capital Return Policy and subject to operating needs and other circumstances, the Company intends to pay a quarterly cash dividend of $0.07 per share of common stock (the "Fixed Element") and return additional capital in the form of further cash dividends and/or share repurchases, such that the Fixed Element and, if any, the variable element, together equal at least 30% of net income for the applicable quarter. Any acquisition of the Company’s common stock under the Capital Return Policy may be made via open market transactions, privately negotiated transactions or any other method permitted under U.S. securities laws and the rules of the U.S. Securities and Exchange Commission.

The timing and amount of any dividends and share repurchases under the Capital Return Policy will be determined by Navigator’s Board of Directors and management and will depend on market conditions, legal requirements, stock price and alternative uses of capital, financial results and earnings, restrictions in our debt agreements, required capital expenditures and the provisions of Marshall Islands law affecting the payment of dividends to shareholders, as well as other factors. The Capital Return Policy does not oblige Navigator to pay any dividends or repurchase any of its shares and the Capital Return Policy, including dividends and repurchases of shares of common stock, may be suspended, discontinued or modified by the Company at any time, for any reason.

Financing

On March 2, 2026, the Company entered into a $133.8 million senior secured pre- and post-delivery term loan (the “March 2026 Senior Secured Term Loan”) with ABN AMRO Bank N.V., Credit Agricole Corporate & Investment Bank and, Nordea Bank Abp, filial i Norge to partially finance the construction of Navigator Parsec and Navigator Pleione, and has and will use cash on hand to pay the remainder of the construction costs. The March 2026 Senior Secured Term Loan matures five years after delivery of the second vessel, however the borrower has the option to extend the facility for a further 12 months. The facility is non-amortizing for the pre-delivery tranche and then amortizes for the post-delivery tranche, with a balloon repayment of $100.3 million on the five-year maturity date (if the 12-month extension is not taken). The facility bears interest at a rate of Term SOFR plus 150 basis points.

Vessel Sales

On December 28, 2025, Happy Falcon, a 2002-built 3,770 cbm semi-refrigerated small gas carrier was redelivered from the Unigas Pool which decreased the number of our vessels operating in the Unigas Pool from nine to eight. The Happy Falcon was held for sale at December 31, 2025, and was subsequently sold to an independent third party on January 28, 2026, for net proceeds of $4.0 million, generating a profit on sale of approximately $1.8 million.

The Navigator Saturn, a 2000-built 22,085 cbm ethylene-capable semi-refrigerated handysize gas carrier was held for sale at December 31, 2025, and was subsequently sold to an independent third party on January 28, 2026, for net proceeds of $15.9 million, generating a profit on sale of approximately $10.3 million.

On January 6, 2026, following the natural cessation of the Company's PT Navigator Khatulistiwa (“PTNK”) business in Indonesia in February 2025, Navigator Pluto was sold back to an entity under common control of the Company in order to continue operating within the group's ordinary fleet.

Legal Updates

In February 2025, as part of an investigation into allegations of corruption, Muhamad Kerry Adrianto and certain other business partners and executives of PT Pertamina (Persero), Indonesia's state-owned energy company (“Pertamina”), were arrested by Indonesian authorities. The allegations relate to the mismanagement of crude oil and oil refinery products at Pertamina between 2018 and 2023. The legal proceedings linked with the investigation by local authorities relating to nine individuals concluded in February 2026, with all nine defendants being found guilty. Mr. Adrianto was given a custodial sentence of 15 years, a fine of around $60,000 and an order to pay compensation of approximately $173 million. On March 5, 2026, Mr. Adrianto lodged an appeal to his sentence with the High Court in Indonesia and we continue to monitor developments.

Mr Adrianto served as a director of PTNK, our Indonesian joint venture, until September 2025 when he was replaced as a director of PTNK.

We continue to believe that the events surrounding Mr. Adrianto will not have a material impact on the Company or our operations.

Unaudited Results of Operations for the Three Months Ended December 31, 2025 compared to the Three Months Ended December 31, 2024

	Three months ended December 31, 2024	Three months ended December 31, 2025	Percentage change
	(in thousands, except percentage change)
Operating revenues	$130,269	$139,479	7.1%
Operating revenues – Unigas Pool	13,762	13,355	(3.0)%
Total operating revenues	144,031	152,834	6.1%

Brokerage commission	1,672	1,977	18.2%
Voyage expenses	19,187	21,281	10.9%
Vessel operating expenses	45,957	47,615	3.6%
Depreciation and amortization	32,645	32,547	(0.3)%
General and administrative costs	9,401	9,390	(0.1)%
Total net operating expenses	108,862	112,810	3.6%

Operating Income	35,169	40,024	13.8%
Unrealized (loss)/gain on non-designated derivative instruments	(278)	75	(127.0)%
Interest expense	(12,381)	(13,110)	5.9%
Interest income	1,184	1,256	6.1%
Net Other income/(loss)	—	(2,500)	—
Unrealized foreign exchange loss	(2,847)	(154)	(94.6)%
Loss on repayment of senior bonds	(1,456)	—	—
Write off of deferred financing costs	(829)	—	—
Income before taxes and share of result of equity method investments	18,562	25,591	37.9%
Income taxes	(1,324)	(7,346)	455.0%
Share of result of equity method investments	5,620	862	(84.7)%
Net income	22,858	19,107	(16.4)%
Net income attributable to non-controlling interest	(1,272)	(629)	(50.5)%
Net income attributable to stockholders of Navigator Holdings Ltd.	$21,586	$18,478	(14.4)%

The following table presents selected operating data for the three months ended December 31, 2025 and 2024, which we believe are useful in understanding the basis of movements in our operating revenues.

	Three months ended December 31, 2024	Three months ended December 31, 2025
Fleet Data*:
Weighted average number of vessels	47.0	48.0
Ownership days	4,324	4,416
Available days	4,250	4,284
Earning days	3,920	3,857
Fleet utilization	92.2%	90.0%
Average daily Time Charter Equivalent**	$28,341	$30,647
* Fleet Data - Our eight owned smaller vessels in the independently managed Unigas Pool at December 31, 2025 are excluded.

** Non-GAAP Financial Measure - Time charter equivalent - TCE is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding revenue from the Unigas Pool), less any voyage expenses, by the number of earning days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel's voyage-related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses and charge our customers for these costs through our sales invoicing. TCE is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and contracts of affreightment) under which the vessels may be employed. We include average daily TCE, as we believe it provides additional meaningful information. Our calculation of TCE may not be comparable to that reported by other companies.

The following table represents a reconciliation of operating revenues to TCE. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three months ended December 31, 2024	Three months ended December 31, 2025
Average daily time charter equivalent***:	(in thousands, except earning days and average daily time charter equivalent rate)
Operating revenues	$130,269	$139,479
Voyage expenses	19,187	21,281
Operating revenues less voyage expenses	$111,082	$118,198

Earning days	3,920	3,857
Average daily time charter equivalent	$28,341	$30,647
*** Operating revenues and voyage expenses of our eight owned vessels in the independently managed Unigas Pool are excluded. On December 28, 2025, Happy Falcon, a 2002-built 3,770 cbm semi-refrigerated small gas carrier was redelivered from the Unigas Pool which decreased the number of our vessels operating in the Unigas Pool from nine to eight.

Operating Revenues. Operating revenues, net of address commissions, were $139.5 million for the three months ended December 31, 2025, an increase of $9.2 million or 7.1% compared to $130.3 million for the three months ended December 31, 2024. This increased was primarily due to:
•    an increase of approximately $9.1 million attributable to an increase in average monthly TCE rates, which increased to an average of approximately $30,647 per vessel per day ($932,171 per vessel per calendar month) for the three months ended December 31, 2025, compared to an average of approximately $28,341 per vessel per day ($862,035 per vessel per calendar month) for the three months ended December 31, 2024;
•    a decrease of approximately $2.9 million attributable to a decrease in fleet utilization, which decreased to 90.0% for the three months ended December 31, 2025, compared to 92.2% for the three months ended December 31, 2024;

•    an increase of approximately $0.9 million or 0.8%, attributable to a net 34-day increase in vessel available days for the three months ended December 31, 2025, compared to the three months ended December 31, 2024. This increase was primarily a result of the operations of the additional three German-built 17,000 cubic meter capacity, ethylene-capable liquefied gas vessels (the "Purchased Vessels") during the three months ended December 31, 2025, compared to the three months ended December 31, 2024; and
•    an increase of approximately $2.1 million, primarily attributable to an increase in invoiced pass-through voyage expense for the three months ended December 31, 2025, compared to the three months ended December 31, 2024.

Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $13.4 million a decrease of 3.0% for the three months ended December 31, 2025, compared to $13.8 million for the three months ended December 31, 2024, in part due to decreased utilization across the pool fleet, and represents our share of the operating revenues earned from our nine vessels operating within the independently managed Unigas Pool, based on agreed pool points.
Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenues, were $2.0 million for the three months ended December 31, 2025, compared to $1.7 million for the three months ended December 31, 2024.
Voyage Expenses. Voyage expenses increased by $2.1 million or 10.9% to $21.3 million for the three months ended December 31, 2025, from $19.2 million for the three months ended December 31, 2024. These voyage expenses are effectively pass-through costs, corresponding to an increase in operating revenues of the same amount.

Vessel Operating Expenses. Vessel operating expenses increased by $1.7 million or 3.6% to $47.6 million for the three months ended December 31, 2025, from $46.0 million for the three months ended December 31, 2024. Average daily vessel operating expenses increased by $160 per vessel per day, or 1.79%, to $9,080 per vessel per day for the three months ended December 31, 2025, compared to $8,920 per vessel per day for the three months ended December 31, 2024, with the increase driven by increased crew costs and higher maintenance costs incurred during the three months ended December 31, 2025 compared to three months ended December 31, 2024.
Depreciation and Amortization. Depreciation and amortization decreased by $0.1 million to $32.5 million for the three months ended December 31, 2025, compared to $32.6 million for the three months ended December 31, 2024. Depreciation and amortization included amortization of capitalized drydocking costs of $11.7 million for the three months ended December 31, 2025 and the three months ended December 31, 2024.

General and Administrative Costs. General and administrative costs remained unchanged at $9.4 million for the three months ended December 31, 2025, compared to $9.4 million for the three months ended December 31, 2024.

Unrealized Loss on Non-Designated Derivative Instruments. The unrealized loss of $0.1 million on non-designated derivative instruments for the three months ended December 31, 2025 relates to a non-cash fair value loss on interest rate swaps that are used to hedge a number of our variable rate secured term loan and revolving credit facilities, as a result of a decrease in forward U.S Dollar SOFR interest rates. This is compared to an unrealized loss of $0.3 million for the three months ended December 31, 2024.

Interest Expense. Interest expense increased by $0.7 million, or 5.9%, to $13.1 million for the three months ended December 31, 2025, from $12.4 million for the three months ended December 31, 2024. This is primarily a result of an increase in the average amount of debt outstanding offset by lower U.S. dollar SOFR rates and lower margins paid by the Company for the three months ended December 31, 2025, compared to the three months ended December 31, 2024.
Net Other Income/loss. During the three months ended December 31, 2025, the Company recorded an impairment of preferred securities of $2.5 million reflecting an assessment of expected future cashflows from the securities, following U.S. GAAP.

Unrealized Foreign Exchange Loss. The unrealized foreign exchange loss of $0.2 million for the three months ended December 31, 2025, relates to losses on foreign currency cash balances held, driven primarily by the Indonesian Rupiah weakening against the U.S. dollar during the three months ended December 31, 2025, compared to an unrealized foreign exchange loss of $2.8 million for the three months ended December 31, 2024.

Income Taxes. Income taxes relate to taxes on our subsidiaries and businesses incorporated around the world, including those incorporated in the United States of America. Income taxes were an expense of $7.3 million for the three months ended December 31, 2025, compared to an expense of $1.3 million for the three months ended December 31, 2024, primarily related to movements in current and deferred taxes in relation to our equity investment in the Ethylene Export Terminal. Following the natural cessation of the Company's PTNK business in Indonesia on expiry of the last remaining time charter contract on February 15, 2025, Navigator Aries was sold to an entity under common control of the Company on October 1, 2025, in order to continue operating within the group's ordinary fleet. On January 6, 2026, Navigator Pluto was sold to an entity under common control of the Company in order to continue operating within the group's ordinary fleet. The Company no longer asserts indefinite reinvestment of earnings in PTNK and recovery of the investment in PTNK is expected to occur through taxable transactions which required the Company to recognize an associated deferred tax liability of $9.5 million at December 31, 2025.

Share of Result of Equity Method Investments. The share of the result of the Company’s 50% ownership in the Export Terminal Joint Venture was an income of $0.9 million for the three months ended December 31, 2025, compared to an income of $5.6 million for the three months ended December 31, 2024, due to higher deficiency payments received in the three months ended December 31, 2024, compared to three months ended December 31, 2025. Volumes exported through the Ethylene Export Terminal were 191,707 tons for the three months ended December 31, 2025, compared to 159,183 tons for the three months ended December 31, 2024.
Non-Controlling Interests. On September 30, 2022, the Company entered into the Navigator Greater Bay Joint Venture. The joint venture was owned 60% by the Company and 40% by Greater Bay Gas. On October 14, 2025, the Company increased its ownership interest in the Navigator Greater Bay Joint Venture from 60% to 75.1% through the acquisition of an additional 15.1% interest for total cash consideration of $16.8 million. The Navigator Greater Bay Joint Venture continues to be accounted for as a consolidated subsidiary in our consolidated financial statements, with the proportion owned by Greater Bay Gas accounted for as a non-controlling interest. Net income attributable to Greater Bay Gas of $0.6 million is presented as part of the non-controlling interest in our financial results for the three months ended December 31, 2025, compared to net income of $0.9 million for the three months ended December 31, 2024.

Unaudited Results of Operations for the Twelve Months Ended December 31, 2025 compared to the Twelve Months Ended December 31, 2024

	Twelve months ended December 31, 2024	Twelve months ended December 31, 2025	Percentage change
	(in thousands, except percentage change)
Operating revenues	$511,667	$538,457	5.2%
Operating revenues – Unigas Pool	55,012	48,504	(11.8)%
Total operating revenues	566,679	586,961	3.6%

Brokerage commission	7,012	7,333	4.6%
Voyage expenses	72,144	77,269	7.1%
Vessel operating expenses	175,034	191,290	9.3%
Depreciation and amortization	132,725	134,497	1.3%
General and administrative costs	36,580	36,353	(0.6)%
Profit from sale of vessels	—	(25,206)	—
Total net operating expenses	423,495	421,536	(0.5)%

Operating Income	143,184	165,425	15.5%
Realized loss on non-designated derivative instruments	—	(1,228)	—
Unrealized loss on non-designated derivative instruments	(7,483)	(4,678)	(37.5)%
Interest expense	(56,141)	(55,778)	(0.6)%
Interest income	6,244	5,822	(6.8)%
Unrealized foreign exchange loss	(1,968)	(1,274)	(35.3)%
Write off of deferred financing costs	(829)	(266)	—
Other income	—	2,301	—
Loss on repayment of senior bonds	(1,456)	—
Income before taxes and share of result of equity method investments	81,551	110,324	35.3%
Income taxes	(4,365)	(12,487)	186.1%
Share of result of equity method investments	16,911	8,036	(52.5)%
Net income	94,097	105,873	12.5%
Net income attributable to non-controlling interest	(8,526)	(5,751)	(32.5)%
Net income attributable to stockholders of Navigator Holdings Ltd.	$85,571	$100,122	17.0%

The following table presents selected operating data for the twelve months ended December 31, 2025, and 2024, which we believe are useful in understanding the basis for movement in our operating revenues.

	Twelve months ended December 31, 2024	Twelve months ended December 31, 2025
Fleet Data* :
Weighted average number of vessels	47.0	48.6
Ownership days	17,202	17,723
Available days	16,670	17,215
Earning days	15,248	15,317
Fleet utilization	91.5%	89.0%
Average daily Time Charter Equivalent**	$28,826	$30,110
* Fleet Data - Our eight owned smaller vessels in the independently managed Unigas Pool at December 31, 2025 are excluded. On December 28, 2025, Happy Falcon, a 2002-built 3,770 cbm semi-refrigerated small gas carrier was redelivered from the Unigas Pool which decreased the number of our vessels operating in the Unigas Pool from nine to eight.

** Non-GAAP Financial Measure - Time charter equivalent ("TCE") is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE rates exclude the effects of the collaborative arrangements, as earning days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not an average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. Our calculation of TCE may not be comparable to that reported by other companies.

The following table represents a reconciliation of operating revenues to TCE. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Twelve months ended December 31, 2024	Twelve months ended December 31, 2025
Average daily time charter equivalent***:	(in thousands, except earning days and average daily time charter equivalent rate)
Fleet Data:
Operating revenues	$511,667	$538,457
Voyage expenses	(72,144)	(77,269)
Operating revenues less voyage expenses	439,523	$461,188

Earning days	15,248	15,317
Average daily time charter equivalent	$28,826	$30,110
*** Operating revenues and voyage expenses of our eight owned vessels in the independently managed Unigas Pool are excluded.

Operating Revenues. Operating revenues, net of address commissions, were $538.5 million for the twelve months ended December 31, 2025, an increase of $26.8 million or 5.2% compared to $511.7 million for the twelve months ended December 31, 2024. This increased was primarily due to:
•an increase of approximately $20.2 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $30,110 per vessel per day ($915,832 per vessel per calendar month) for the twelve months ended December 31, 2025, compared to an average of approximately $28,826 per vessel per day ($876,776 per vessel per calendar month) for the twelve months ended December 31, 2024;
•a decrease in operating revenues of approximately $12.9 million attributable to a decrease in fleet utilization, which declined to 89.0% for the twelve months ended December 31, 2025, compared to 91.5% for the twelve months ended December 31, 2024;
•an increase in operating revenues of approximately $14.4 million or 3.0% driven by a 545-day increase in vessel available days for the twelve months ended December 31, 2025, due to the acquisition of the Purchased Vessels, compared to the twelve months ended December 31, 2024; and
•an increase in operating revenues of approximately $5.1 million, primarily attributable to an increase in pass-through voyage costs for the twelve months ended December 31, 2025, compared to the twelve months ended December 31, 2024.
Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $48.5 million for the twelve months ended December 31, 2025, a decrease of 11.8% compared to $55.0 million for the twelve months ended December 31, 2024, and represents our share of the revenue earned from our nine vessels operating within the Unigas Pool, based on agreed pool points.
Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenue, were $7.3 million for the twelve months ended December 31, 2025, compared to $7.0 million for the twelve months ended December 31, 2024.
Voyage Expenses. Voyage expenses increased by $5.1 million or 7.1% to $77.3 million for the twelve months ended December 31, 2025, from $72.1 million for the twelve months ended December 31, 2024. These voyage expenses are effectively pass-through costs, corresponding to an increase in operating revenues of the same amount.
Vessel Operating Expenses. Vessel operating expenses increased by $16.3 million or 9.3% to $191.3 million for the twelve months ended December 31, 2025, from $175.0 million for the twelve months ended December 31, 2024. Average daily vessel operating expenses increased by $565 per vessel per day, or 6.6%, to $9,105 per vessel per day for the twelve months ended December 31, 2025, compared to $8,540 per vessel per day for the twelve months ended December 31, 2024. The increase is driven by higher crew and maintenance costs incurred during the twelve months ended December 31, 2025, compared to the twelve months ended December 31, 2024.

Depreciation and Amortization. Depreciation and amortization increased by $1.8 million to $134.5 million for the twelve months ended December 31, 2025, from $132.7 million for the twelve months ended December 31, 2024, primarily related to the acquisition of the Purchased Vessels. Depreciation and amortization included amortization of capitalized drydocking costs of $23.1 million and $22.7 million for the twelve months ended December 31, 2025 and 2024, respectively.
General and Administrative Costs. General and administrative costs decreased by $0.2 million or 0.6% to $36.4 million for the twelve months ended December 31, 2025, from $36.6 million for the twelve months ended December 31, 2024.
Profit from Sale of Vessels. Profit from sale of vessels for the twelve months ended December 31, 2025, was $25.2 million related to the sales of Navigator Venus and Navigator Gemini in May 2025 and September 2025 respectively.
Realized Loss on Non-Designated Derivative Instruments. The realized loss of $1.2 million on non-designated derivative instruments for the twelve months ended December 31, 2025 relates to the termination and settlement of interest rate swaps that hedged the September 2020 Secured Term Loan and Revolving Credit Facility which was repaid during the twelve months ended December 31, 2025.
Unrealized Loss on Non-Designated Derivative Instruments. The unrealized loss of $4.7 million on non-designated derivative instruments for the year ended December 31, 2025, relates to a non-cash fair value loss on interest rate swaps that are used to hedge a number of our variable rate secured term loan and revolving credit facilities, as a result of a decrease in forward U.S Dollar SOFR interest rates. This is compared to an unrealized loss of $7.5 million for the year ended December 31, 2024.
Interest Expense. Interest expense decreased by $0.4 million, or 0.6%, to $55.8 million for the twelve months ended December 31, 2025, from $56.1 million for the twelve months ended December 31, 2024. This is primarily a result of a decrease in U.S. dollar SOFR rates and lower average margins paid by the Company, offset by higher outstanding interest-bearing debt across the majority of the twelve months ended December 31, 2025, compared to the twelve months ended December 31, 2024.
Unrealized Foreign Exchange loss. The unrealized foreign exchange loss of $1.3 million for the twelve months ended December 31, 2025, relates to losses on foreign currency cash balances held, primarily driven by the Indonesian Rupiah weakening against the U.S. dollar during the period, compared to an unrealized loss of $2.0 million for the twelve months ended December 31, 2024.
Write off of Deferred Financing Costs. The write off of deferred financing costs of $0.3 million for the twelve months ended December 31, 2025 relates to the write off of the unamortized portion of the deferred financing costs of our $210 million secured term loan and revolving credit facility which was repaid during the twelve months ended December 31, 2025.
Net Other Income. In March 2025, the Company received $4.8 million in other income from a third party relating to a claim for damages caused to Navigator Aries in 2016. The amount received is the final settlement and no further amounts in relation to this matter are anticipated offset by an impaired of the preferred securities held by $2.5 million.
Income Taxes. Income taxes relate to taxes on our subsidiaries and businesses incorporated around the world including those incorporated in the United States of America. Income taxes were an expense of $12.5 million for the twelve months ended December 31, 2025, compared to an expense of $4.4 million for the twelve months ended December 31, 2024, primarily related to movements in current and deferred taxes in relation to our equity investment in the Ethylene Export Terminal. Following the natural cessation of the Company's PTNK business in Indonesia on expiry of the last remaining time charter contract on February 15, 2025, Navigator Aries was sold to an entity under common control of the Company on October 1, 2025, in order to continue operating within the group's ordinary fleet. On January 6, 2026, Navigator Pluto was sold to an entity under common control of the Company in order to continue operating within the group's ordinary fleet. The Company no longer asserts indefinite reinvestment of earnings in PTNK and recovery of the investment in PTNK is expected to occur through taxable transactions which required the Company to recognize an associated deferred tax liability of $9.5 million at December 31, 2025.
Share of Result of Equity Method Investments. The share of the result of the Company’s 50% ownership in the Export Terminal Joint Venture was income of $8.0 million for the twelve months ended December 31, 2025, compared to income of $16.9 million for the twelve months ended December 31, 2024. Throughput rates increased to 815,971 tons for the twelve months ended December 31, 2025, compared to 732,378 tons for the twelve months ended December 31, 2024. While throughput rates increased, a narrower price differential between the U.S. and China limited arbitrage opportunities more extensively in the twelve months ended December 31, 2025, than in the twelve months ended December 31, 2024.
Non-Controlling Interest. On September 30, 2022, the Company entered into the Navigator Greater Bay Joint Venture. The joint venture was owned 60% by the Company and 40% by Greater Bay Gas. On October 14, 2025, the Company increased its ownership interest in the Navigator Greater Bay Joint Venture from 60% to 75.1% through the acquisition of an additional 15.1% interest for total cash consideration of $16.8 million. The Navigator Greater Bay Joint Venture continues to be accounted for as a consolidated subsidiary in our consolidated financial statements, with the proportion owned by Greater Bay Gas accounted for as a non-controlling interest. Net income attributable to Greater Bay Gas of $5.7 million is presented as part of the non-controlling interest in our financial results for the twelve months ended December 31, 2025, compared to net income of $5.5 million for the twelve months ended December 31, 2024.

Reconciliation of Non-GAAP Financial Measures
The following table shows a reconciliation of Net Income to EBITDA and Adjusted EBITDA for the three and twelve months ended December 31, 2025 and 2024:

	Three months ended December 31, 2024	Three months ended December 31, 2025	Twelve months ended December 31, 2024	Twelve months ended December 31, 2025
	(in thousands)
Net Income	$22,858	$19,107	$94,097	$105,873
Net interest expense	11,197	11,853	49,897	49,956
Income taxes	1,324	7,346	4,365	12,487
Depreciation and amortization	32,645	32,547	132,725	134,497
EBITDA[2]	68,024	70,853	281,084	302,813
Realized loss on non-designated derivative instruments	—	—	—	1,228
Unrealized loss/(gain) on non-designated derivative instruments	278	(75)	7,483	4,678
Unrealized foreign exchange loss	2,847	154	1,968	1,274
Write off of deferred financing costs	829	—	829	266
Profit from sale of vessels	—	—	—	(25,206)
Net Other loss/(income)	—	2,500	—	(2,301)
Loss on repayment of senior bonds	1,456	—	1,456	—
Adjusted EBITDA[2]	$73,434	$73,432	$292,820	$282,752

2 EBITDA and Adjusted EBITDA, Adjusted Net Income Attributable to Stockholders of Navigator Holdings Limited., Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are not measurements prepared in accordance with U.S. GAAP. EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before profit/loss on sale of vessel, realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write off of deferred financing costs and other income. Adjusted Basic Earnings per Share represents basic earnings per share adjusted to exclude profit/loss on sale of vessel, realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write off of deferred financing costs and other income. Adjusted Diluted Earnings per Share represents Adjusted Basic Earnings per Share adjusting the weighted average number of common shares used for calculating Adjusted Basic Earnings per Share for the effects of all potentially dilutive shares. Adjusted Net Income Attributable to Stockholders of Navigator Holdings Limited. represents net income attributable to stockholders of Navigator Holdings Limited. adjusted to exclude profit/loss on sale of vessel, realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write off of deferred financing costs and other income. Management believes that EBITDA, Adjusted EBITDA, Adjusted Net Income Attributable to Stockholders of Navigator Holdings Limited., Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are useful to investors in evaluating the operating performance of the Company. EBITDA, Adjusted EBITDA, Adjusted Net Income Attributable to Stockholders of Navigator Holdings Limited., Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share do not represent and should not be considered alternatives to consolidated net income, earnings per share, cash generated from operations or any other GAAP measure.

The following table shows a reconciliation of Net Income attributed to stockholders of Navigator Holdings Ltd. to Adjusted Net Income attributable to stockholders of Navigator Holdings Ltd., for the three and twelve months ended December 31, 2025 and 2024:

	Three months ended December 31, 2024	Three months ended December 31, 2025	Twelve months ended December 31, 2024	Twelve months ended December 31, 2025
	(in thousands except earnings per share and number of shares)
Net income attributable to stockholders of Navigator Holdings Ltd.	$21,586	$18,478	$85,571	$100,122
Realized loss on non-designated derivatives instruments	—	—	—	1,228
Unrealized loss /(gain) on non-designated derivative instruments	278	(75)	7,483	4,678
Unrealized foreign exchange loss	2,847	154	1,968	1,274
Write off of deferred financing costs	829	—	829	266
Profit from sale of vessels	—	—	—	(25,206)
Net Other loss/(income)	—	2,500	—	(2,301)
Loss on repayment of senior bonds	1,456	—	1,456	—
Adjusted Net Income attributable to stockholders of Navigator Holdings Ltd.	$26,996	$21,057	$97,307	$80,061

Earnings per share attributable to stockholders of Navigator Holdings Ltd.
Basic	$0.31	$0.28	$1.20	$1.49
Diluted	$0.31	$0.28	$1.19	$1.47

Adjusted Basic[2]	$0.39	$0.32	$1.37	$1.19
Adjusted Diluted[2]	$0.38	$0.32	$1.35	$1.18

Basic weighted average number of shares	69,426,888	65,399,652	71,149,671	67,333,263
Diluted weighted average number of shares	70,170,335	66,093,849	71,838,034	68,036,773

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of funds are cash and cash equivalents, cash from operations, undrawn bank borrowings, proceeds from vessel sales, and proceeds from bond issuances.

Our primary uses of funds are drydocking and other vessel maintenance expenditures, voyage expenses, vessel operating expenses, general and administrative costs, insurance costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and quarterly repayment of bank loans. We also expect to use funds in connection with our Capital Return Policy. In addition, our medium-term and long-term liquidity needs relate to debt repayments, repayment of bonds, payments for the Four Newbuild Vessels (as defined in the notes to the accompanying condensed consolidated financial statements), the Ammonia Newbuild Vessels and other potential future joint ventures, future vessel newbuilds, related investments, and other potential future vessel acquisitions, and or related port or terminal projects.

The Company repaid $28.5 million of the revolving credit facility portion of its $111.8 million December 2022 Term Loan and Revolving Credit Facility in June 2025 and $62.9 million of the revolving credit facility portion of its $147.6 million August 2024 Term Loan and Revolving Credit Facility in August 2025, totalling $91.4 million.

As of December 31, 2025, we had unrestricted cash and cash equivalents of $155.0 million, restricted cash of $49.9 million, and available but undrawn credit facilities of $91.4 million, providing the Company with total liquidity of $296.3 million.
Our secured term loan facilities and revolving credit facilities contain covenants that require the Company to maintain liquidity of no less than (i) up to $50.0 million, as applicable to the relevant loan facility, or (ii) 5% of total debt (representing $38.4 million as of December 31, 2025), whichever is greater.

May 2025 Senior Secured Term Loan and Revolving Credit Facility. On May 2, 2025, the Company entered into the May 2025 senior secured term loan and revolving credit facility with Nordea Bank Abp filial i Norge, Danish Ship Finance A/S, Danske Bank A/S, DNB (UK) Limited, ING Bank N.V., London Branch, and Skandinaviska Enskilda Banken AB (publ) (the "May 2025 Facility"). The May 2025 Facility was used to repay the Company’s September 2020 secured loan facility, and the Company’s October 2013 secured loan facility that were due to mature in September 2025 and May 2027 respectively, and for general corporate and working capital purposes. The May 2025 Facility has a term of six years maturing in May 2031, and is for a maximum principal amount of $300 million (split as $230 million Term Loan and $70 million Revolving Credit Facility). As of December 31, 2025 the facility was fully drawn, with an amount outstanding of $286.6 million. The outstanding balance amortizes quarterly through payments of $6.7 million, followed by a final balloon payment in May 2027 of up to $146.5 million, and bears interest at a rate of Term SOFR plus 170 basis points.
March 2025 Bond Tap Issue Addendum On March 28, 2025, pursuant to the March 2025 Bond Tap Issue Addendum, the Company completed the March 2025 Bond Tap Issue, issuing an additional aggregate principal amount of $40 million in the Nordic bond market under the same bond terms governing its outstanding October 2024 Bonds, with equal maturity in October 2029, and bearing the same 7.25% coupon rate as the October 2024 Bonds. Following the issuance of the October 2024 Bonds and the March 2025 Bond Tap Issue, a further $60 million in aggregate principal amount of bonds remains available to be issued by the Company under the bond terms governing the October 2024 Bonds. Settlement in respect of the March 2025 Bond Tap Issue occurred on April 4, 2025.

February 2025 Senior Secured Term Loan. On February 7, 2025, the Company entered into the February 2025 Senior Secured Term Loan with Nordea Bank Abp, to partially finance the purchase price of the three Purchased Vessels and used cash on hand to pay the remainder of the purchase price. As of December 31, 2025, the facility was fully drawn, with an amount outstanding of $74.6 million. The February 2025 Senior Secured Term Loan matures on August 14, 2026, however the borrower has an option to extend the facility for a further 18 months. The facility is initially non-amortizing for the period to August 14, 2026, and has a balloon repayment of $25.0 million on that date if the 18-month extension option is to be exercised, and bears interest at a rate of Term SOFR plus 180 basis points.

The Company has a responsibility to evaluate whether conditions and/or events raise substantial doubt over its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are expected to be issued. We believe, given our current cash balances, that our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs for at least the next twelve months, taking into account our existing capital commitments and debt service requirements.

As of December 31, 2025, we had $1,387.0 million in outstanding future obligations, which includes principal repayments on long-term debt, including our Bonds, vessels under construction and office lease commitments. Of the total outstanding obligation, $233.8 million falls due within the twelve months ending December 31, 2026, and the balance of $1,153.2 million falls due after December 31, 2026.
Capital Expenditures

Liquefied gas transportation by sea is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance. The total capital contributions required from us for our share of the construction cost for the Terminal Expansion Project was $128 million of which the final contribution of $4 million was made in February 2025. The Company financed these capital contributions using existing cash resources. The Company may also invest further in new terminal infrastructure should an appropriate opportunity arise.

On August 23, 2024, the Company entered into contracts to build the Original Two Newbuild Vessels. As part of the agreements then made, the Company held an option to build two additional vessels of the same specification and price. On November 21, 2024, the Company exercised the option and entered into contracts to build the Additional Two Newbuild Vessels. The total Four Ethylene Newbuild Vessels are scheduled to be delivered to the Company in March 2027, July 2027, November 2027 and January 2028 respectively, at an average shipyard price of $102.9 million per vessel. The Four Ethylene Newbuild Vessels will be able to carry a wide variety of gas products, ranging from complex petrochemical gases, including ethylene and ethane, to LPG and clean ammonia. Additionally, the Four Ethylene Newbuild Vessels will be fitted with dual-fuel engines for ethane, a low-carbon intensity transitional fuel, and made retrofit-ready for using ammonia as a fuel in the future, and additionally they will be capable of transiting through both the former and the new Panama Canal locks, providing enhanced flexibility.

Once delivered, subject to customary conditions, each of the Ammonia Newbuild Vessels is expected to be operated by the Amon Joint Venture pursuant to a five-year time charter with Yara International ASA ("Yara").

On July 17, 2025, the Company announced that it had entered into a joint venture agreement with Amon Gas. The Amon Joint Venture intends to acquire two newbuild 51,530 cubic-meter capacity ammonia-fueled, ice-class, liquefied ammonia carriers, which will also be capable of carrying liquefied petroleum gas. On December 31, 2025, the Company owned 61% of the Amon Joint Venture, and Amon Gas owned 39%. Under the terms and conditions of the investment, the Company expects to own 79.5% of the Amon Joint Venture and Amon Gas expects to own 20.5% when the vessels are delivered in 2028. The Amon Joint Venture has entered into contracts with Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. to build the Two Ammonia Newbuild Vessels, with deliveries scheduled to take place in June and October 2028 respectively, at an average yard price of $87 million per vessel. Once delivered, subject to customary conditions, each of the Two Ammonia Newbuild Vessels is expected to be operated by the Amon Joint Venture pursuant to a five-year time charter with Yara Clean Ammonia.

Cash Flows

The following table summarizes our cash, cash equivalents and restricted cash provided by/(used in) operating, investing and financing activities for the twelve months ended December 31, 2025 and 2024:

	Twelve months ended December 31, 2024	Twelve months ended December 31, 2025
	(in thousands)
Net cash provided by operating activities	$210,523	$201,662
Net cash used in investing activities	(100,987)	(81,101)
Net cash used in financing activities	(126,013)	(54,213)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,968)	(1,274)
Net (decrease)/increase in cash, cash equivalents and restricted cash	$(18,445)	$65,074

Net Cash Provided by Operating Activities. Net cash provided by operating activities for the twelve months ended December 31, 2025, decreased to $201.7 million, from $210.5 million for the twelve months ended December 31, 2024, a decrease of $8.9 million.This decrease was primarily due to an increase in net income of $11.8 million (after adding back the non-cash unrealized loss on derivative instruments and our share of the result from equity method investments) for the twelve months ended December 31, 2025, offset by a decrease in working capital of $16.7 million during the twelve months ended December 31, 2025. This compared to an increase in net income of $7.2 million for the twelve months ended December 31, 2024 and an increase in working capital of $35.1 million during twelve months ended December 31, 2024.

Net cash flow from operating activities principally depends upon charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, amount and duration of drydocks, and changes in foreign currency rates.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we drydock vessels approximately every two and a half years. Drydocking each vessel, including travelling to and from the drydock, takes approximately 20-30 days in total. Drydocking days generally include approximately 5-10 days of voyage time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. 13 of our vessels completed their respective drydockings during the twelve months ended December 31, 2025.

We estimate the current cost of a five-year drydocking for one of our vessels to be approximately $1.5 million, a ten-year drydocking cost to be approximately $1.7 million, and the 15-year and 17-year drydocking costs to be approximately $2.0 million each (including the cost of classification society surveys). As our vessels age and our fleet expands, our drydocking expenses will increase. Ongoing costs for compliance with environmental regulations are primarily included as part of drydocking, such as the requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses.

Cash Used in Investing Activities. Net cash used in investing activities was $81.1 million for the twelve months ended December 31, 2025, primarily related to contributions to our investment in the Terminal Expansion Project of $4.0 million, $68.5 million as initial payments for our Four Newbuild Vessels under construction, and $85.0 million for the purchase of the Purchased Vessels, offset by distributions received from our investment in the Export Terminal Joint Venture of $17.8 million, and $47.8 million from proceeds from sale of vessels during the period.

Net cash used in investing activities was $101.0 million for the twelve months ended December 31, 2024, primarily related to contributions to our investment in the Terminal Expansion Project of $89.0 million and $41.2 million as initial payments for our Four Newbuild Vessels under construction, offset by distributions received from our investment in the Export Terminal Joint Venture of $27.1 million.
Cash used in Financing Activities. Net cash used in financing activities was $54.2 million for the twelve months ended December 31, 2025, primarily as a result of the drawdown of our February 2025 Facility of $74.6 million and our May 2025 Facility of $300 million, and proceeds from our March 2025 Bond Tap Issue of $40.0 million, offset by repayment of our September 2020 Facility of $143.4 million and our October 2013 Facility of $14.7 million, regular quarterly debt and revolving credit facility repayments of $141.5 million, quarterly dividend payments of $14.8 million, and $62.7 million under our Capital Return Policy and our other share repurchase programs.
Net cash used in financing activities was $126.0 million for twelve months ended December 31, 2024, primarily as a result of $224.7 million paid in respect of our regular quarterly debt repayments and repayment of our $107 million Secured Term Loan Facility, quarterly dividend payments of $14.3 million, $57.1 million under our Capital Return Policy and our other share repurchase programs, and settlement of the sale and leaseback on Navigator Aurora of $48.9 million, offset by drawdown of our August 2024 Facility and drawdown of our revolving credit facilities totaling $216.1 million.

Secured Term Loan Facilities, Revolving Credit Facilities and Terminal Facility

General. Navigator Gas LLC., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into various secured term loan facilities and revolving credit facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facilities, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities” in the Company's 2024 Annual Report.

The table below summarizes our facilities as of December 31, 2025:

Facility agreement	Original facility amount	Principal amount outstanding	Undrawn RCF component	Interest rate	Facility maturity date
	(in millions)
August 2021 Loan Agreement	67.0	29.1	—	Fixed 378 BPS	June 2026
February 2025 Secured Term Loan	74.6	74.6	—	Term SOFR + 180 BPS	August 2026/ February 2028[3]
October 2013 DB Credit Facility A	57.7	6.0	—	Comp SOFR + 247 BPS	April 2027
December 2022 Secured Term loan and RCF	111.8	42.5	28.5	Term SOFR + 209 BPS	September 2028
July 2015 DB Credit Facility B	60.9	16.5	—	Comp SOFR + 247 BPS	December 2028
July 2015 Santander Credit Facility B	55.8	16.3	—	Comp SOFR + 247 BPS	January 2029
March 2023 Secured Term Loan	200.0	108.5	—	Comp SOFR + 205 BPS	March 2029
December 2022 Secured Term Loan	151.3	119.8	—	Term SOFR + 220 BPS	December 2029
August 2024 Secured Term Loan and RCF	147.6	68.0	62.9	Term SOFR + 190 BPS	August 2030
May 2025 Secured Term Loan and RCF	300.0	286.6	—	Term SOFR + 170 BPS	May 2031
Total	$1,226.7	$767.9	$91.4

Loan Facility Covenants. There are certain financial covenants within each of the Company’s secured loan facilities that are typical for transactions of these types. These covenants include:
•maintenance at all times of a minimum balance of cash and cash equivalents of up to the greater of $50 million and 5% of the total indebtedness;
•maintenance of the ratio of value adjusted total stockholders’ equity to value adjusted total assets of not less than 30%;
•that the aggregate fair market value of the collateral vessels be no less than 110% of the aggregate amount outstanding under the relevant facility.

Restrictive Covenants. The secured loan facilities provide that the borrowers may not declare or pay dividends to shareholders out of operating revenue generated by the vessels securing the indebtedness if an event of default has occurred and is continuing. The secured term loan facilities and revolving credit facilities also typically limit the borrowers from, among other things, incurring further indebtedness or entering into mergers and divestitures. The secured facilities also contain general covenants that require the borrowers to maintain adequate insurance coverage and to maintain the vessels, and include customary events of default including those relating to a failure to pay principal or interest, a breach of covenant, representation or warranty, a cross-default to other indebtedness, or non-compliance with security documents.

Borrowers are required to deliver quarterly compliance certificates, which are provided on a semi-annual basis on June 30 and December 31, including providing average valuations of the vessels securing the applicable facility from two independent ship brokers. Upon delivery of the valuations, if the market value of the collateral vessels is less than 125% to 135% of the outstanding indebtedness under the applicable facilities, the borrowers must either provide additional collateral or repay any amount in excess of 125% to 135% of the market value of the collateral vessels, as applicable. As of December 31, 2025, the Company considers that it was in full compliance with all such covenants under all of its facilities.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note "2—Summary of Significant Accounting Policies" to the Company's 2024 Annual Report.
3 The February 2025 facility matures in August, 2026, however the borrower has an option to extend the facility for a further 18 months, extending the maturity date from August 2026 to February 2028.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We use interest rate swaps to manage some of our interest rate risks. We do not use interest rate swaps or any other financial instruments for trading or speculative purposes.

Interest Rate Risk. We are exposed to the impact of interest rate changes through borrowings that require us to make interest payments based on SOFR. We are party to a fixed-rate unsecured bond and our wholly-owned subsidiaries and certain of our vessel-owning subsidiaries are party to secured term loans and revolving credit facilities that bear interest at rates of SOFR plus margins of between 170 and 326 basis points. At December 31, 2025, $528.3 million of our outstanding debt (including our bond and excluding deferred finance costs) had fixed rates or was hedged using interest rate swaps and therefore is not exposed to changes in interest rate movements, whereas $379.6 million (excluding deferred finance costs) was not hedged and is therefore subject to variable interest rates. Based on this, a hypothetical increase in SOFR of 100 basis points would, all other things being equal, result in $3.8 million of additional annual interest expense on our indebtedness outstanding as of December 31, 2025.
We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.
Foreign Currency Exchange Rate Risk. Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, most of our revenue is generated in U.S. Dollars. Our expenses are in the currency invoiced by each supplier, and we remit funds in various currencies. We incur some vessel operating expenses and general and administrative costs in foreign currencies, primarily Euros, Pound Sterling, Danish Kroner, and Polish Zloty, and therefore there is a transactional risk that currency fluctuations could have a negative effect on our cash flows and financial condition. We have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk as of December 31, 2025.
Inflation. We are exposed to increases in operating costs arising from vessel operations, including crewing, vessel repair costs, drydocking costs, insurance and fuel prices as well as from general inflation, and we are subject to fluctuations as a result of general market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or contracts of affreightment ("COAs") increase. In the case of the 49 vessels owned and commercially managed by us as of December 31, 2025, 29 were employed on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel however a sharp rise in bunker prices may have a temporary negative effect on our results as, typically, freight rates do not adjust immediately.
Credit Risk. We may be exposed to credit risks in relation to vessel employment, and at times we may have multiple vessels employed by the same charterer. We consider and evaluate the concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. At December 31, 2025, no more than four of our vessels were employed by the same charterer. We invest our surplus funds with reputable financial institutions, and as of December 31, 2025, all such deposits had maturities of no more than three months.

NAVIGATOR HOLDINGS LTD.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statements of Operations
(Unaudited)

	Three months ended December 31, 2024	Three months ended December 31, 2025	Twelve months ended December 31, 2024	Twelve months ended December 31, 2025
	(in thousands except share and per share data)
Revenue
Operating revenues	$130,269	$139,479	$511,667	$538,457
Operating revenues – Unigas Pool	13,762	13,355	55,012	48,504
Total operating revenues	144,031	152,834	566,679	586,961
Expenses
Brokerage commission	1,672	1,977	7,012	7,333
Voyage expenses	19,187	21,281	72,144	77,269
Vessel operating expenses	45,957	47,615	175,034	191,290
Depreciation and amortization	32,645	32,547	132,725	134,497
General and administrative costs	9,401	9,390	36,580	36,353
Profit from sale of vessels	—	—	—	(25,206)
Total net operating expenses	108,862	112,810	423,495	421,536
Operating Income	35,169	40,024	143,184	165,425
Other Income/(Expenses)
Realized loss on non-designated derivative instruments	—	—	—	(1,228)
Unrealized (loss)/gain on non-designated derivative instruments	(278)	75	(7,483)	(4,678)
Interest expense	(12,381)	(13,110)	(56,141)	(55,778)
Interest income	1,184	1,256	6,244	5,822
Write off of deferred financing costs	(829)	—	(829)	(266)
Unrealized foreign exchange loss	(2,847)	(154)	(1,968)	(1,274)
Loss on repayment of senior and unsecured bonds	(1,456)		(1,456)	—
Other (loss)/ income	—	(2,500)	—	2,301
Income before taxes and share of result of equity method investments	18,562	25,591	81,551	110,324
Income taxes	(1,324)	(7,346)	(4,365)	(12,487)
Share of result of equity method investments	5,620	862	16,911	8,036
Net income	22,858	19,107	94,097	105,873
Net income attributable to non-controlling interest	(1,272)	(629)	(8,526)	(5,751)
Net Income attributable to stockholders of Navigator Holdings Ltd.	$21,586	$18,478	$85,571	$100,122

Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic:	$0.31	$0.28	$1.20	$1.49
Diluted:	$0.31	$0.28	$1.19	$1.47
Weighted average number of shares outstanding in the period:
Basic:	69,426,888	65,399,652	71,149,671	67,333,263
Diluted:	70,170,335	66,093,849	71,838,034	68,036,773

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended December 31, 2024	Three months ended December 31, 2025	Twelve months ended December 31, 2024	Twelve months ended December 31, 2025
	(in thousands)
Net Income	$22,858	$19,107	$94,097	$105,873
Other comprehensive income:
Foreign currency translation gain/(loss)	96	(128)	(396)	140
Total comprehensive income	$22,954	$18,979	$93,701	$106,013

Total comprehensive income attributable to:
Stockholders of Navigator Holdings Ltd.	$21,682	$18,350	$85,175	$100,262
Non-controlling interest	1,272	629	8,526	5,751
Total comprehensive income	$22,954	$18,979	$93,701	$106,013

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Balance Sheet
(Unaudited)

	As at December 31, 2024	As at December 31, 2025
	(in thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$130,821	$154,950
Restricted cash	8,976	49,921
Accounts receivable, net of allowance for credit losses	29,037	34,808
Accrued income	5,809	7,832
Prepaid expenses and other current assets	14,824	19,466
Bunkers and other inventory	13,752	15,412
Insurance receivable	3,368	6,520
Amounts due from related parties	13,797	6,542
Total current assets	220,384	295,451

Non-current assets
Vessels, net	1,653,607	1,601,045
Vessels under construction	41,589	115,321
Asset held for sale	—	7,761
Property, plant and equipment, net	385	302
Intangible assets, net of accumulated amortization	406	360
Equity method investments	253,729	247,935
Derivative assets	7,191	1,372
Right-of-use asset	2,088	1,282
Other non-current assets	1,250	8,285
Total non-current assets	1,960,245	1,983,663
Total Assets	$2,180,629	$2,279,114

Liabilities and Stockholders’ Equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$250,087	$168,066
Current portion of operating lease liabilities	1,180	1,203
Accounts payable	13,823	12,641
Accrued expenses and other liabilities	24,334	35,450
Accrued interest	4,835	4,084
Deferred income	24,514	27,283
Derivative liability	—	2,219
Total current liabilities	318,773	250,946

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	504,995	593,960
Senior unsecured bond, net of deferred financing costs	98,446	138,183
Operating lease liabilities, net of current portion	2,574	1,636
Deferred income	—	18,000
Deferred tax liabilities	9,477	19,648
Total non-current liabilities	615,492	771,427
Total liabilities	934,265	1,022,373
Commitments and contingencies
Stockholders’ Equity
Common stock—$0.01 par value per share; 400,000,000 shares authorized; 65,250,444 shares issued and outstanding at December 31, 2025 (December 31, 2024: 69,397,648)	695	653
Additional paid-in capital	800,800	799,433
Accumulated other comprehensive loss	(548)	(408)
Retained earnings	404,522	427,162
Total Navigator Holdings Ltd. Stockholders’ Equity	1,205,469	1,226,840
Non-controlling interest	40,895	29,901
Total equity	1,246,364	1,256,741
Total Liabilities and Stockholders’ Equity	$2,180,629	$2,279,114

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Stockholders’ Equity
(Unaudited)

For the Three Months Ended December 31, 2025:

	(in thousands, except Common stock data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
October 1, 2025	65,537,859	$656	$802,062	$(280)	$418,622	$44,337	$1,265,397
Restricted shares issued	—	—	—	—	—	—	—
Unrestricted shares issued	15,765	—	—	—	—	—	—
Net income	—	—	—	—	18,478	629	19,107
Foreign currency translation	—	—	—	(128)	—	—	(128)
Dividend paid	—	—	—	—	(4,566)	(1,442)	(6,008)
Repurchase of common stock	(303,180)	(3)	—	—	(5,372)	—	(5,375)
Share-based compensation plan	—	—	571	—	—	—	571
Purchase of non-controlling interest	—	—	(3,200)	—	—	(13,623)	(16,823)
December 31, 2025	65,250,444	$653	$799,433	$(408)	$427,162	$29,901	$1,256,741

For the Twelve Months Ended December 31, 2025:

	(in thousands, except Common stock data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non- Controlling Interest	Total
January 1, 2025	69,397,648	$695	$800,800	$(548)	$404,522	$40,895	$1,246,364
Restricted shares issued	44,443	—	—	—	—	—	—
Unrestricted shares issued	16,825	—	—	—	—	—	—
Net income	—	—	—	—	100,122	5,751	105,873
Foreign currency translation	—	—	—	140	—	—	140
Dividend paid	—	—	—	—	(14,763)	(7,122)	(21,885)
Repurchase of common stock	(4,208,472)	(42)	—	—	(62,719)	—	(62,761)
Share-based compensation plan	—	—	1,833	—	—	—	1,833
Investment by Non-Controlling Interest	—	—	—	—	—	4,000	4,000
Purchase of non-controlling interest	—	—	(3,200)	—	—	(13,623)	(16,823)
December 31, 2025	65,250,444	$653	$799,433	$(408)	$427,162	$29,901	$1,256,741

NAVIGATOR HOLDINGS LTD.

For the Three Months Ended December 31, 2024:

	(in thousands, except share data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
September 30, 2024	69,453,431	$696	$800,328	$(644)	$387,504	$50,054	$1,237,938
Restricted shares issued	0	—	—	—	—	—	—
Unrestricted shares issued	13,383	—	123	—	—	—	123
Net income	0	—	—	—	21,586	1,272	22,858
Foreign currency translation	0	—	—	96	—	—	96
Dividend Paid	0	—	—	—	(3,469)	(1,600)	(5,069)
Repurchase of common stock	(69,166)	(1)	—	—	(1,099)	—	(1,100)
Share-based compensation plan	0	—	349	—	—	—	349
De-consolidation of Variable Interest Entity	—	—	—	—	—	(8,831)	(8,831)
December 31, 2024	69,397,648	$695	$800,800	$(548)	$404,522	$40,895	$1,246,364

For the Twelve Months Ended December 31, 2024:

	(in thousands, except share data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
January 1, 2024	73,208,586	$733	$799,472	$(152)	$390,221	$42,800	$1,233,074
Restricted shares issued	54,851	1	—	—	—	—	1
Unrestricted shares issued	14,568	—	137	—	—	—	137
Net income	—	—	—	—	85,571	8,526	94,097
Foreign currency translation	—	—	—	(396)	—	—	(396)
Dividend Paid	—	—	—	—	(14,254)	(1,600)	(15,854)
Repurchase of common stock	(3,880,357)	(39)	—	—	(57,016)	—	(57,055)
Share-based compensation plan	—	—	1,191	—	—	—	1,191
De-consolidation of Variable Interest Entity	—	—	—	—	—	(8,831)	(8,831)
December 31, 2024	69,397,648	$695	$800,800	$(548)	$404,522	$40,895	$1,246,364

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

%%%%%%C	Twelve months ended December 31, 2024	Twelve months ended December 31, 2025
	(in thousands)
Cash flows from operating activities
Net Income	$94,097	$105,873
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized loss on non-designated derivative instruments	7,483	4,678
Realized loss on non-designated derivative instruments	—	1,228
Proceeds from derivative settlements	—	2,608
Depreciation and amortization	132,725	134,497
Payment of drydocking costs	(32,057)	(25,752)
Profit from sale of vessels	—	(25,206)
Share-based compensation expense	1,328	1,833
Amortization of deferred financing costs	4,085	3,477
Share of results of equity method investments	(16,911)	(8,036)
Deferred taxes	3,266	10,171
Repayments under operating lease obligations	(1,013)	(1,447)
Gain on the consolidation of VIE	(504)	—
Net Other Income	—	(2,301)
Other unrealized foreign exchange loss/(gain)	965	(359)
Changes in operating assets and liabilities
Accounts receivable	5,616	(5,771)
Insurance claims receivables	(6,416)	(5,519)
Bunkers and lubricant oils	(4,709)	(1,660)
Accrued income, prepaid expenses and other current assets	(342)	(5,859)
Accounts payable, accrued interest, accrued expenses and other liabilities	3,305	11,952
Amounts from related parties	19,605	7,255
Net cash provided by operating activities	210,523	201,662
Cash flows from investing activities
Additions to vessels and equipment	—	(85,019)
Additions to vessels under construction	(41,208)	(68,526)
Contributions to equity method investments	(89,000)	(4,000)
Distributions from equity method investments	27,092	17,830
Investment in preferred securities	(1,250)	(1,250)
Purchase of other property, plant and equipment and intangibles	(194)	(52)
Net proceeds from sale of vessels	—	47,834
Proceeds from government grant	—	9,715
Insurance recoveries	3,573	2,367
Net cash used in investing activities	(100,987)	(81,101)
Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	216,092	374,600
Direct financing cost of secured term loan and revolving credit facilities and unsecured bonds	(1,476)	(4,112)
Repurchase of share capital	(57,055)	(62,719)
Proceeds of unsecured bonds	5,916	40,000
Repayment of secured term loan facilities and revolving credit facilities	(224,690)	(367,274)
Repayment of refinancing of vessel to related parties	(48,946)	—
Cash received from non-controlling interest	—	4,000
Purchase of non-controlling interest	—	(16,823)
Dividend paid to non-controlling interest	(1,600)	(7,122)
Dividends paid	(14,254)	(14,763)
Net cash (used in)/provided by financing activities	(126,013)	(54,213)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,968)	(1,274)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(18,445)	65,074
Cash, cash equivalents and restricted cash at beginning of period	158,242	139,797
Cash, cash equivalents and restricted cash at end of period	$139,797	$204,871

NAVIGATOR HOLDINGS LTD.

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$53,794	$56,122
Total tax paid during the year	1,935	2,094

(Purchase)/proceeds of 8.0% senior unsecured bonds	9,000	—
Repayment of 8.0% senior unsecured bonds	(100,000)	—
Redemption costs of the 8.0% senior unsecured bonds	(1,456)	—
Issuance of 7.25% senior unsecured bonds	100,000	40,000
Issuance cost of 7.25% senior unsecured bonds	(1,628)	—
Proceeds of unsecured bonds	5,916	40,000

Cash, cash equivalents	130,821	154,950
Restricted cash	8,976	49,921
Cash, cash equivalents and restricted cash	$139,797	$204,871

NAVIGATOR HOLDINGS LTD.
Our Fleet

The following table provides details of our vessels as of March 11, 2026:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date

Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	November 2031
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2029
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2029
Navigator Prominence	2017	37,300	Time Charter	Ethane	March 2029

Ethylene/ethane capable semi-refrigerated handysize
Navigator Pluto	2000	22,085	Spot Market	Ethane	—
Navigator Atlas	2014	21,000	Time Charter	Ethylene	April 2026
Navigator Europa	2014	21,000	Spot Market	Ethane	—
Navigator Oberon	2014	21,000	Time Charter	Ethane	October 2026
Navigator Triton	2015	21,000	Spot Market	Ethane	—
Navigator Umbrio	2015	21,000	Spot Market	Ethane	—
Navigator Luna	2018	17,000	Spot Market	Ethylene	—
Navigator Solar	2018	17,000	Time Charter	Ethylene	March 2027
Navigator Castor	2019	22,000	Spot Market	Ethylene	—
Navigator Equator	2019	22,000	Spot Market	Ethylene	—
Navigator Vega	2019	22,000	Time Charter	Ethane	April 2026
Navigator Hyperion	2010	17,300	Spot Market	Ethylene	—
Navigator Titan	2010	17,300	Spot Market	Ethylene	—
Navigator Vesta	2010	17,300	Spot Market	Ethylene	—

Semi-refrigerated handysize
Navigator Aries	2008	20,750	Time Charter	LPG	June 2026
Navigator Capricorn	2008	20,750	Time Charter	LPG	December 2026
Navigator Pegasus	2009	22,200	Time Charter	LPG	September 2026
Navigator Phoenix	2009	22,200	Time Charter	Ammonia	April 2026
Navigator Scorpio	2009	20,750	Spot Market	LPG	—
Navigator Taurus	2009	20,750	Time Charter	LPG	November 2026
Navigator Virgo	2009	20,750	Spot Market	LPG	—
Navigator Leo	2011	20,600	Time Charter	LPG	July 2026
Navigator Libra	2012	20,600	Time Charter	LPG	April 2026
Navigator Atlantic (Previously Atlantic Gas)	2014	22,000	Time Charter	LPG	July 2026
Adriatic Gas	2015	22,000	Spot Market	LPG	—
Navigator Balearic (Previously Balearic Gas)	2015	22,000	Time Charter	LPG	June 2026
Navigator Celtic (Previously Celtic Gas)	2015	22,000	Time Charter	LPG	May 2026
Navigator Centauri	2015	21,000	Time Charter	LPG	May 2027
Navigator Ceres	2015	21,000	Time Charter	LPG	June 2027
Navigator Ceto	2016	21,000	Time Charter	LPG	May 2027
Navigator Copernico	2016	21,000	Time Charter	LPG	May 2027
Bering Gas	2016	22,000	Time Charter	LPG	May 2026
Navigator Luga	2017	22,000	Spot Market	LPG	—
Navigator Yauza	2017	22,000	Time Charter	Ammonia	July 2026
Arctic Gas	2017	22,000	Spot Market	LPG	—

NAVIGATOR HOLDINGS LTD.

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Pacific Gas	2017	22,000	Spot Market	LPG	—

Fully-refrigerated handy/midsize
Navigator Glory	2010	22,500	Time Charter	Ammonia	June 2027
Navigator Grace	2010	22,500	Spot Market	LPG	—
Navigator Galaxy	2011	22,500	Time Charter	Ammonia	May 2026
Navigator Genesis	2011	22,500	Time Charter	LPG	April 2026
Navigator Global	2011	22,500	Time Charter	Ammonia	April 2026
Navigator Gusto	2011	22,500	Time Charter	Ammonia	April 2026
Navigator Jorf	2017	38,000	Time Charter	Ammonia	August 2027

Ethylene/ethane capable semi-refrigerated smaller size
Happy Condor*	2008	9,000	Unigas Pool	—	—
Happy Pelican*	2012	6,800	Unigas Pool	—	—
Happy Penguin*	2013	6,800	Unigas Pool	—	—
Happy Kestrel*	2013	12,000	Unigas Pool	—	—
Happy Osprey*	2013	12,000	Unigas Pool	—	—
Happy Peregrine*	2014	12,000	Unigas Pool	—	—
Happy Albatross*	2015	12,000	Unigas Pool	—	—
Happy Avocet*	2017	12,000	Unigas Pool	—	—

*     denotes our owned vessels that are commercially managed within the independently managed Unigas Pool.

NAVIGATOR HOLDINGS LTD.
PART II. Fourth Quarter 2025 Conference Call Details

Navigator Holdings Ltd. Fourth Quarter 2025 Earnings Webcast and Presentation

On Thursday, March 12, 2026, at 9:00 A.M. U.S. Eastern Time., the Company’s management team will host an online webcast to present and discuss the financial results for the fourth quarter of 2025.

Those wishing to participate should register for the webcast using the following details:

https://us06web.zoom.us/webinar/register/WN_uTK04-N2ToC9SC4wpCNlrA#/registration

Webinar ID: 896 0815 3788
Passcode: 710272

Participants can also join by phone by dialing:

United States: +1 929 205 6099
United Kingdom:+44 330 088 5830

A full list of U.S. and international numbers is available via the following link:
International Dial-in numbers

The webcast and slide presentation will be available for replay on the Company's website (www.navigatorgas.com) shortly after the end of the webcast.
Participants wishing to join the live webcast are encouraged to do so approximately 5 minutes prior to the start.

NAVIGATOR HOLDINGS LTD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD

Date:	By:	/s/ Gary Chapman
March 11, 2026	Name:	Gary Chapman
	Title:	Chief Financial Officer

Category: Financial